SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                      (Amendment No.  15  )*



                       Eli Lilly and Company
                         (Name of Issuer)


                   Common Stock, Without Par Value
                  (Title of Class of Securities)


                           532457-10-8
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))
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CUSIP No.   532457-10-8

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Lilly Endowment, Inc.
     Federal I.D. No. 35-0868122

2.   Check the appropriate box if a member of a group
     N/A

3.


4.   Citizenship or Place of Organization
     Indiana

5.   Sole Voting Power
     47,715,342

6.   Shared Voting Power
     0

7.   Sole Dispositive Power
     47,715,342

8.   Shared Dispositive Power
     0

9.   Aggregate Amount Beneficially Owned by each Reporting Person
     47,715,342

10.  Check box  if  the  Aggregate  Amount in  Row  (9)  Excludes
     Certain Shares


11.  Percent of Class Represented by Amount in Row 9
     16.3%

12.  Type of Reporting Person
     CO












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Item 1(a).     Name of Issuer.

          Eli Lilly and Company.

Item 1(b).     Address of Issuer's Principal Executive Offices.

          307 East McCarty Street, Indianapolis, Indiana 46225.

Item 2(a).     Name of Person Filing.

          This statement is filed by Lilly Endowment, Inc., a not-for-profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc., is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

Item 2(b).     Address of Principal Business Office, or, if none,
               Residence.

          The address  of the principal business  office of Lilly
Endowment, Inc.,  is  2801 North Meridian  Street,  Indianapolis,
Indiana 46208.

Item 2(c).     Citizenship.

          Indiana.

Item 2(d).     Title of Class of Securities.

          Common Stock, without par value.

Item 2(e).     CUSIP Number.

          532457-10-8

Item 3.        If   this   statement   is   filed   pursuant   to
               Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or Dealer registered  under Section 15
                    of the Act

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act

          (c) [   ] Insurance     Company    as     defined    in
                    Section 3(a)(19) of the Act

          (d) [   ] Investment Company registered under Section 8
                    of the Investment Company Act



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          (e) [   ] Investment    Adviser    registered     under
                    Section 203 of the Investment Advisors Act of
                    1940
          (f) [   ] Employee  Benefit Plan, Pension Fund which is
                    subject  to the  provisions  of the  Employee
                    Retirement Income Security Act of 1974 or Endowment Fund; see { 240.13d-1(b)(1)(ii)(F)

          (g) [   ] Parent  Holding  Company, in  accordance with
                    Section 240.13d-1(b)(1)(ii)(G)

          (h) [   ] Group,        in       accordance        with
                    Section 240.13d-1(b)(1)(ii)(H)

          Inapplicable.

Item 4.        Ownership.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          The   following   information   is   provided   as   of
December 31, 1994:

Item 4(a).     Amount Beneficially Owned:

          47,715,342.   None  of  such shares  are  deemed to  be
beneficially  owned   by  reason  of  the   possession  of  Lilly
Endowment, Inc., of a right to acquire such shares.

Item 4(b).     Percent of Class:

          16.3%

Item 4(c).     Number of shares as to which such person has:

       (i)     sole power to vote or direct the vote:

               47,715,342

      (ii)     shared power to vote or to direct the vote:

               0

     (iii) sole power to dispose or to direct the disposition of:



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               47,715,342

      (iv)     shared  power   to  dispose   or  to   direct  the
               disposition of:

               0

Item 5.        Ownership of Five Percent or Less of a Class.

          If  this statement  is being filed  to report  the fact
that as of the date hereof  the reporting person has ceased to be the beneficial owner of  more than five  percent of the class  of
securities, check the following  [   ].

Item 6.        Ownership of  More than Five Percent  on Behalf of
               Another Person.

          The two beneficiaries of a testamentary trust of which Lilly Endowment, Inc., is a trustee have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 768,000 of the shares reported above as beneficially owned by Lilly Endowment, Inc. The trust owns less than 5% of the common stock of Eli Lilly and Company that was outstanding on December 31, 1994.

Item 7.        Identification    and   Classification    of   the
               Subsidiary  which  Acquired  the   Security  Being
               Reported on by the Parent Holding Company.

          Inapplicable.

Item 8. Identification and Classification of Members of the Group.

          Inapplicable.

Item 9.        Notice of Dissolution of Group.

          Inapplicable

Item 10.       Certification.

          Inapplicable.









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                            SIGNATURE

          After  reasonable  inquiry  and   to  the  best  of  my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 1995         /s/ William M. Goodwin
                                       Signature

                              William M. Goodwin, Treasurer
                              Lilly Endowment, Inc.
                                      Name, Title








































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